

17018489

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

White Rock Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Spring Valley Rd Ste. 850W
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Hext, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of White Rock Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public


Andrea Kay Wolverton
Notary Public,
State of Texas
Expires: 06/10/2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report from an Independent Public Accounting firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2016

White Rock Advisors, LLC

CONTENTS

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)
Statement of Financial Condition
December 31, 2016

ASSETS

Assets:	
Cash and cash equivalents	$ 8,599
Prepaid expenses and other assets	4,600
Total Assets	13,199

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	5,765
Member's Equity	7,434
Total Liabilities and Member's Equity	$ 13,199

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)
Statement of Operations
December 31, 2016

Revenue - Fee Income	$ 397,136
Expenses:	
Guaranteed payments to member	213,600
Consulting fees	168,784
Professional and regulatory fees	41,031
Commissions	40,482
Administrative expenses	6,911
Total Expenses	470,808
Net Income (Loss)	$ (73,672)

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Member's Equity
Balances at December 31, 2015	$ 8,133
Member capital contributions	155,893
Member capital distributions	(87,920)
Contributed capital in connection with merger of Hext Capital Group, Inc.	5,000
Net income (loss)	(73,672)
Balances at December 31, 2016	$ 7,434

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net income (loss)	$ (73,672)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in current assets and liabilities:	
Decrease in prepaid expenses and other assets	1,357
Decrease in accounts receivable	5,307
Decrease in accounts payable	3,763
Decrease in deferred revenue	(1,413)
Net cash provided (used) by operating activities	(64,658)
Cash flows from investing activities	
Net cash provided (used) by investing activities	$ -0-
Cash flows from financing activities	
Capital contributions	155,893
Capital distributions	(87,920)
Cash provided by Hext Capital Group, Inc. merger	5,000
Net cash provided (used) by financing activities	72,973
Net increase in cash and cash equivalents	8,315
Cash and cash equivalents at beginning of year	284
Cash and cash equivalents at end of year	$ 8,599

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$ -0-
Income Taxes	$ -0-

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)
Notes to Financial Statements
For the Year Ended December 31, 2016

Note 1 - Summary of Significant Accounting Policies

White Rock Advisors, LLC (the "Company"), formerly Hext Capital Group, Inc. ("HCG"), is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). On March 1, 2016, the Company merged with HCG and took on the name White Rock Advisors, LLC in its filings with FINRA and the State of Texas.

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of approximately $2,834 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 2 - Net Capital Requirements (continued)

On January 13, 2017, the Company closed a deal that yielded the recognition of $425,000 in revenue, curing the net capital deficiency; see Note 8 Subsequent Events.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 - Business Combination

On March 1, 2016, the Company merged with HCG in order for the Company to take on the role of broker-dealer. At the time of the merger, HCG's balance sheet was composed of $5,000 in cash, which is the acquisition date fair value of consideration transferred. The Company and HCG were under the common control of the member. The result of the combination increased cash and member's equity by $5,000.

Note 4 - Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 5 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2016, the company paid $213,600 in guaranteed payments to its Member.

Note 6 - Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs, increase revenue and contribute capital as needed to meet the regulatory capital requirement. Also, at December 31, 2016, the Company did not have the required minimum net capital. It is management's understanding that it will continue to make capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Note 7 - Concentrations

95% of the Company's revenue was primarily composed of consulting fees for sell-side advisory services during the year ending December 31, 2016. In addition, 83% of revenue was derived from a single client.

Note 8 - Subsequent Events

Throughout 2016, the Company provided sell-side advisory services to a client for which the sale closing date was January 13, 2017. At that time, the Company received a $425,000 success fee, which will be recorded as revenue on the date the transaction closed.

At the end of 2016, the Company had a $2,166 net capital deficit, which was mitigated by the transaction discussed above.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2016

Schedule I

White Rock Advisors Capital, LLC
(Formerly Hext Capital Group, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total member's qualified for net capital	$ 7,434
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	7,434
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses and other current assets	4,600
Net capital before haircuts on securities positions	2,834
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 2,384

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Total aggregate indebtedness	$ 5,765

Schedule I (continued)

White Rock Advisors, LLC
(Formerly Hext Capital Group, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 385
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the required minimum	$ (2,166)
Ratio: Aggregate indebtedness to net capital	2.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 9,318
Difference:	
Adjustment for outstanding check	(719)
Adjustment for account payable	(5,765)
Net capital per audited report	$ 2,834

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT



WHITE ROCK ADVISORS, LLC
Advisory Services, Corporate Finance, and M&A Transactions

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244
Tel: 972.644.7111 Fax: 972/680-8685
http://www.whiterockadvisors.com

White Rock Advisors, LLC's Exemption Report

White Rock Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of White Rock Advisors, LLC."

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

White Rock Advisors, LLC

I, Greg Hext, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Gregory W. Hext
Managing Member

February 16, 2017